Otis Gallery LLC
 335 Madison Ave, 16th Floor
New York, NY 10017

September 17, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jacqueline Kaufman

Re:
Otis Gallery LLC
Post-Qualification Amendment No. 23 to Offering Statement on Form 1-A
File No. 024-10951

Ladies and Gentlemen:
We are filing today with the U.S. Securities and Exchange Commission (the “SEC”) a Post-Qualification Offering Circular Amendment No. 23 to the Offering Circular of Otis Gallery LLC (the “Issuer,” “we” or “our”) on Form 1-A (the “Offering Statement”), originally qualified on July 17, 2019.
We would like to point out to the staff of the SEC that the purpose of this amendment is to:
  Add one new series and related conforming changes; and
  Update the Series Offering Table per correspondence filed by our affiliated issuer, Otis Collection LLC, with respect to the comments of August 27, 2021 regarding Post-Qualification Amendment No. 2 to the Offering Statement on Form 1-A of Otis Collection LLC.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@otiswealth.com, or our counsel, Louis A. Bevilacqua of Bevilacqua PLLC, at (202) 869-0888 (ext. 100), if you have any questions regarding the Offering Statement.
Sincerely,

Otis Gallery LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel
cc:
Louis A. Bevilacqua, Esq.

Michael Karnjanaprakorn